

Mail Stop 3720

March 8, 2011

<u>VIA U.S. MAIL AND FAX (866) 879-4529</u>
Ms. Sariah Hopkins
Chief Financial Officer
Debut Broadcasting Company Inc.
1011 Cherry Avenue, Suite B
 Nashville, TN 37203

> **Re: Debut Broadcasting Inc.**
> **Form 8-K filed March 7, 2011**
> **File No. 0-50762**

Dear Ms. Hopkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please amend your Form 8-K Item 4.01 as follows:

1. Revise the Date of Report (Date of earliest event reported) from January 7, 2011 (November 1, 2010) to August 18, 2010. Dual-dating would not be appropriate.

2. Revise the date on the signature page to coincide with the filing date of the report.

3. Request your former auditors to furnish you with a letter addressed to the Commission stating whether they agree with your statements in response to your *amended* filing and, if not, stating the respects in which they do not agree. You are required to give them a copy no later than the date you file the amended Form 8-K with the Commission. The

SECPS letter contained in Exhibit 16 of your initial Form 8-K is not an acceptable substitute for the letter required under Item 304 of Regulation S-K.

4. Finally, in your Form 8-K, you stated that the Board of Directors' action on August 18, 2010 effectively "dismissed" Unger Silberstein as the Company's independent auditor. However, Unger Silberstein's SECPS letter dated November 1, 2010 stated that they "resigned" effective immediately. Please reconcile these inconsistencies.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

Sincerely,

Larry Spirgel
Assistant Director